EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Valley Bank is a subsidiary of the registrant, Valley Financial Corporation. Valley Financial Corporation owns 100% of the Common Stock of the Bank. Valley Financial Corporation also owns 100% of Valley Financial (VA) Statutory Trust I. VB Investments, LLC is a wholly-owned subsidiary of Valley Bank.